For Immediate Release

October 14, 2011

SAP Reports Record 32% Growth in Third Quarter 2011 Software Revenue at Constant Currencies

•	Third Quarter 2011 Non-IFRS Software and Software-Related Service Revenue Increased 14% (18% at Constant Currencies)

•	Third Quarter Non-IFRS Operating Profit Increased by 26% at Constant Currencies Resulting in an 2.9 Percentage Point Increase in Non-IFRS Operating Margin at Constant Currencies

•	Third Quarter IFRS Operating Profit and Operating Margin Positively Impacted by Reduction of TomorrowNow Litigation Provision by €723 million

•	SAP Reiterates the High End of its Full Year 2011 Outlook

WALLDORF, Germany — October 14, 2011 — After a preliminary review of its 2011 third quarter performance, SAP AG (NYSE: SAP) today announced the following preliminary financial results for the third quarter and nine months ended September 30, 2011. All figures are approximate due to the preliminary nature of the announcement.

FINANCIAL HIGHLIGHTS — Third Quarter 2011

	Third Quarter 20111)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2011	Q3 2010	% change	Q3 2011	Q3 2010	% change	% change const. curr.3)
Software revenue	841	656	28%	841	656	28%	32%
Software and software-related service revenue	2,691	2,316	16%	2,692	2,352	14%	18%
Total revenue	3,409	3,003	14%	3,410	3,039	12%	15%
Operating profit	1,755	716	145%	1,127	915	23%	26%
Operating margin (%)	51.5	23.8	27.7pp	33.0	30.1	2.9pp	2.9pp

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Reports Preliminary Third Quarter 2011 Results	Page 2

Third Quarter 2011

•	IFRS software revenue was €841 million (2010: €656 million), an increase of 28% (32% at constant currencies).

•	IFRS software and software-related service revenue was €2.69 billion (2010: €2.32 billion), an increase of 16%. Non-IFRS software and software-related service revenue was €2.69 billion (2010: €2.35 billion), an increase of 14% (18% at constant currencies).

•	IFRS total revenue was €3.41 billion (2010: €3.00 billion), an increase of 14%. Non-IFRS total revenue was €3.41 billion (2010: €3.04 billion), an increase of 12% (15% at constant currencies).

•	IFRS operating profit was €1.76 billion (2010: €716 million), an increase of 145%. Non-IFRS operating profit was €1.13 billion (2010: €915 million), an increase of 23% (26% at constant currencies).

•	IFRS operating margin was 51.5% (2010: 23.8%), an increase of 27.7 percentage points. Non-IFRS operating margin was 33.0% (2010: 30.1%), or 33.0% at constant currencies, an increase of 2.9 percentage points (2.9 percentage points at constant currencies).

Third quarter 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €1 million, acquisition-related charges of €110 million, profit from discontinued activities of €723 million, share-based compensation expenses of -€17 million and restructuring expenses of €1 million (2010: €36 million, €89 million, expenses of €45 million, €31 million and -€2 million). For more details on discontinued activities see separate section below.

“The record quarter was driven by strong results across all regions. Customers recognize the value that they get from the global leader in enterprise software. Innovation in our core products combined with breakthrough solutions such as HANA and mobility are allowing our customers to run their businesses better and to grow in uncertain times. Innovative software matters more than ever and we are at the forefront of this trend,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs of SAP.

SAP Reports Preliminary Third Quarter 2011 Results	Page 3

FINANCIAL HIGHLIGHTS — Nine Months 2011

	Nine Months 20111)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	9M 2011	9M 2010	% change	9M 2011	9M 2010	% change	% change const. curr.3)
Software revenue	2,226	1,757	27%	2,226	1,757	27%	31%
Software and software-related service revenue	7,597	6,521	17%	7,623	6,557	16%	18%
Total revenue	9,733	8,406	16%	9,759	8,442	16%	18%
Operating profit	3,208	2,047	57%	2,924	2,386	23%	25%
Operating margin (%)	33.0	24.4	8.6pp	30.0	28.3	1.7pp	1.7pp

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Nine Months 2011

•	IFRS software revenue was €2.23 billion (2010: €1.76 billion), an increase of 27% (31% at constant currencies).

•

IFRS software and software-related service revenue was €7.60 billion (2010: €6.52 billion), an increase of 17%. Non-IFRS software and software-related service revenue was €7.62 billion (2010: €6.56 billion), an increase of 16% (18% at constant currencies).

•	IFRS total revenue was €9.73 billion (2010: €8.41 billion), an increase of 16%. Non-IFRS total revenue was €9.76 billion (2010: €8.44 billion), an increase of 16% (18% at constant currencies).

•	IFRS operating profit was €3.21 billion (2010: €2.05 billion), an increase of 57%. Non-IFRS operating profit was €2.92 billion (2010: €2.39 billion), an increase of 23% (25% at constant currencies).

•

IFRS operating margin was 33.0% (2010: 24.4%), a increase of 8.6 percentage points. Non-IFRS operating margin was 30.0% (2010: 28.3%), or 30.0% at constant currencies, an increase of 1.7 percentage points (1.7 percentage points at constant currencies).

Nine months 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €26 million, acquisition-related charges of €332 million, profit from discontinued activities of €711 million, share-based compensation expenses of €67 million and restructuring expenses of €2 million (2010: €36 million, €207 million, expenses of €46 million, €50 million and -€1 million). For more details on discontinued activities see separate section below.

SAP Reports Preliminary Third Quarter 2011 Results	Page 4

Business Outlook

SAP’s pipeline remains very strong and companies continue to invest in IT, in particular in innovative software solutions. Due to the ongoing uncertain macroeconomic environment, the Company’s outlook for the full year 2011 remains unchanged from its previous guidance reported on July 26th (except for the IFRS effective tax rate):

•

The Company expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% – 14% at constant currencies (2010: €9.87 billion), but expects to reach the high end of the range.

•

The Company expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion – €4.65 billion at constant currencies (2010: €4.01 billion), but expects to reach the high end of the range, resulting in 2011 non-IFRS operating margin increasing in a range of 0.5—1.0 percentage points at constant currencies (2010: 32.0%).

•	The Company now projects a full-year 2011 IFRS effective tax rate of 28.5% – 29.5% (2010: 22.5%), whereas the projected non-IFRS effective tax rate remains unchanged at 27.5%—28.5% (2010: 27.3%).

SAP will provide further details of its third quarter results and outlook for the full-year 2011 on October 26th.

Additional information

Third quarter and year to date 2011 revenue, profit and cash flow figures include the revenue, profits and cash flows from Sybase. For the comparative prior year periods those numbers are only included since the acquisition date (July 26, 2010).

For a more detailed description of the non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/investor).

SAP has completed a review of the appropriate re-measurement of the provision recorded for the TomorrowNow litigation following the motion granted by the judge on the original jury verdict. The judge’s decision vacated the original verdict of $1.3 billion but gave Oracle the choice of accepting $272 million or seeking a new trial. The deadline for Oracle to make that choice will vary depending on the outcome and timing of a ruling on Oracle’s motion for an early appeal. If the early appeal is denied and Oracle rejects the reduced damages of $272 million, then there will be a new trial to determine damages.

The re-measurement of the provision additionally reflects currency exchange rate changes, changes in the estimate of related legal expenses and the fact that TomorrowNow reached an agreement in the copyright case with the United States Department of Justice in the third

SAP Reports Preliminary Third Quarter 2011 Results	Page 5

quarter for $20 million. As this amount was paid in the third quarter it is no longer included in the provision recorded for the litigation.

While the resulting re-measurement of the TomorrowNow litigation provision favorably impacts SAP’s IFRS operating profit and margin it does not have an effect on SAP’s non-IFRS operating profit and margin.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 172,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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